UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

Commission file number: 001-33668

VUANCE LTD.
(Translation of registrant’s name into English)

Sagid House “Hasharon Industrial Park”
P.O. Box 5039
Qadima 60920, ISRAEL
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Vuance Ltd.

Form 6-K

TABLE OF CONTENTS

Page

Business Restructuring and Appointment of New CEO	1

Sale of Unregistered Equity Securities	1

Signatures	1

Exhibit Index	2

Business Restructuring and Appointment of New CEO

On March 21, 2010,  Vuance Ltd. (the “Company”) issued a press release announcing a significant restructuring of the Company’s business operations.  The press release also announced the departure of Eyal Tuchman as Chief Executive Officer of the Company and the appointment of Ron Peer, formerly President of the Company, as the new Chief Executive Officer.  A copy of the press release is attached hereto as Exhibit 99.1.

Sale of Unregistered Equity Securities

On March 22, 2010, the Company entered into a Subscription Agreement with a private investor, Mr. Yitzchak Babayov (the “Investor”), pursuant to which at a March 23, 2010 closing the Company issued 1,538,461 ordinary shares of the Company at a par value of  NIS 0.0588235 (the “Transaction Shares”) in consideration of a onetime cash payment in the amount of two hundred thousand dollars ($200,000).  Following the issuance of the Transaction Shares, there are 7,262,882 ordinary shares of the Company issued and outstanding.

Simultaneously with execution of the Subscription Agreement, the Company and the Investor entered into a Warrant Agreement pursuant to which the Investor received a warrant (the “Warrant”) to purchase up to 553,846 ordinary shares of the Company for an exercise price per ordinary share of $0.15 per share.   The Warrant has a term of five (5) years and contains standard adjustments for stock dividends, stock splits, reclassification and similar events.

The Transaction Shares and the ordinary shares issuable pursuant to the Warrant have not been registered under the Securities Act and may not be offered or sold except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act.

The Company's Board of Directors has approved the Subscription Agreement and the Warrant Agreement and the transactions contemplated thereby. The Subscription Agreement is attached hereto as Exhibit 10.1 and the Warrant Agreement is attached hereto as Exhibit 10.2.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vuance Ltd. (formerly, SuperCom Ltd.)

By:	/s/ Ron Peer
Name: Ron Peer
Title: Chief Executive Officer
Date: April 5, 2010

 EXHIBIT INDEX

Exhibit No.	Exhibit
10.1	Subscription Agreement, dated March 22, 2010
10.2	Warrant Agreement, dated March 22, 2010, together with Warrant
99.1	Press Release of Vuance Ltd., dated as of March 21, 2010 99.1